

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2014

<u>Via E-Mail</u>
Rufat Abiasov
KVintess F&DI Holdings Corp.
Baumana St., 62
Kazan, Russia

> **Re: KVintess F&DI Holdings Corp.**
> **Form 10**
> **Filed November 12, 2014**
> **File No. 000-55317**

Dear Mr. Abiasov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

2.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions and include Risk Factor disclosures to highlight such issues.

- How do you maintain your books and records and prepare your financial statements?

  If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

  If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- What is the background of the people involved in your financial reporting?

  We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

  - what role he or she takes in preparing your financial statements;
  - what relevant education and ongoing training he or she has had relating to U.S. GAAP;
  - the nature of his or her contractual or other relationship to you;
  - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
  - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

  If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

  - the name and address of the accounting firm or organization;
  - the qualifications of their employees who perform the services for your company;
  - how and why they are qualified to prepare your financial statements;
  - how many hours they spent last year performing these services for you; and
  - the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

> If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:
>
> - why you believe they are qualified to prepare your financial statements;
> - how many hours they spent last year performing these services for you; and
> - the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

- Considering that you currently do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP.

3.   We refer to your estimates of the sales price and cost of Kvintess Premium. If you chose to retain this disclosure, please provide the disclosure required by Item 10(b) of Regulation S-K for projections.

4.   You have not checked the box on the cover page to indicate that the Company is a smaller reporting company. Please either revise to confirm the Company is a smaller reporting company or comply with all disclosure requirements otherwise applicable.

Item 1. Business, page 3

5.   Your website identifies three distinct projects: Kvintess Concept, Kvintess Business Settlement, and Kvintess Premium Settlement. Your business discussion, however, focuses solely on the Kvintess Premium Settlement. Please revise to also address your other business plans and the expected timelines for such plans.

General, page 3

6.   Please clarify the expected timeline for your development of Kvintess Premium. Outline more precisely, if possible, the steps you have taken to date. For example, have you received all necessary permits? Have you begun site preparation or are you planning site preparation? Have you taken any steps toward developing the infrastructure?

7.   You state that you own 45.7 hectares of commercially zoned land in the city of Kazan. Will you use part of this land to develop Kvintess Premium? If so, please quantify, to the extent possible, the amount of land you will dedicate for this purpose.

8.   Your disclosure indicates that you plan to act as prime contractor on most of the construction projects you undertake. Your website gives the impression that you have a general contractor for the Kvintess Premium Settlement. To the extent you have a general contractor for this project, please revise to identify the general contractor and file any material contract as an exhibit.

Item 1A. Risk Factors, page 7

9.   Please add risk factor disclosure to discuss any risks associated with Mr. Abiasov's lack of experience in running a public company, to the extent applicable.

10.   Please add risk factor disclosure to address risks associated with your concentrated investment type (i.e., development in Kazan).

11.   Please consider whether you should include a risk factor regarding the significant stock holdings of your directors and officers. We note that such persons control 94.65% of the vote on matters submitted to stockholders.

12.   Note 5 to your financial statements outlines payments on your debt with interest rates as high as 55% per year. Please revise include an appropriate risk factor, quantifying both the maximum interest rate payable and the weighted average interest rate payable on your indebtedness.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 13

Plan of Operation, page 16

13.   Please expand upon your disclosure to provide more detail regarding your plan of operation for the next twelve months. Please refer to Item 101(a)(2) of Regulation S-K. Include detailed milestones, the anticipated time frame for beginning and completing each milestone, and the expected sources of funding for each type of expenditure.

Liquidity, page 16

14.   If possible, separately quantify your anticipated capital needs over the next 12 months to develop the residential project in the city of Kazan. Also revise the third paragraph to specify what "other planned business operations" you plan to fund over the next 12 months. To the extent known, please also quantify the capital needed to finance your current project, Kvintess Premium.

15.   It appears that some of your debt described in note 5 to the financial statements is past due. Please quantify the aggregate amount of such debt and the weighted average interest rate applicable to such debt. Disclose any plans you have to extend the term of this indebtedness.

Item 5. Directors and Executive Officers, page 19

Background of Officers and Directors, page 19

16.   You state that Mr. Abiasov held the position as CEO and Director of the Company since April 18, 2013. Your disclosure on page 3 states that the Company was incorporated on October 16, 2013. Please reconcile.

17.   You state that Mr. Abiasov is a winner of the "Best Service in the U.S. Stock Market Award 2012." On a supplemental basis, please provide more background regarding this award, such as who determines winners and what criteria are considered.

18.   It does not appear that the biography for Mrs. Gabdrakhmanova includes her business experience for the past five years. Please revise.

Involvement in Certain Legal Proceedings, page 20

19.   Please revise to cover the ten-year period referenced in Item 401(f) of Regulation S-K. Please also confirm to us that you have considered the applicability of paragraphs (7) and (8) of Item 401(f).

Item 7. Certain Relationships and Related Party Transactions, and Director Independence, page 22

20.   Please provide disclosure required by Item 404(c)(1) of Regulation S-K.

Acquisition of KVintess Finance Ltd., page 22

21.   Disclose the approximate dollar value of the transaction and the approximate dollar value of each related person's interest in the transaction. See Item 404(a)(3) and (a)(4) of Regulation S-K.

Related Party Loans to the Company and Company Receivables from Related Parties, page 23

22.   Please update the table to show the amount outstanding as of the latest practicable date. See Item 404(a)(5) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 24

23.   Please disclose the amount of shares that may be resold by your affiliates, subject to Securities Act Rule 144. See Item 201(a)(2)(ii) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 25

24.   Revise the table to clearly identify the purchaser. Currently you refer to "Company Founder" throughout the table; however, your disclosure on page 22 indicates the Company has five founders. Further, you identify numerous purchases to "Company Founder" on the same date and at the same price. Please also state the aggregate offering price for securities sold for cash. See Item 701(c) of Regulation S-K.

Financial statements and supplemental data, page 30

25.   In the next amendment to the document, please update your financial statements in accordance with Rule 8-03 of Regulation S-X.

 Consolidated Balance Sheet, page 32

26.   Please revise your financial statements to include a footnote disclosing the significant terms of your accounts payable to related parties. Your revised disclosure should include, but not be limited to, a discussion of the purpose of the advance, repayment terms and interest charged, if any.

Notes to consolidated financial statements, page 36

Description of business and summary of significant accounting policies, page 36

27.   Please tell us and disclose how you accounted for the acquisition of KVintess Finance Ltd. Cite any relevant accounting literature in your response. To the extent you have accounted for the transaction as a reorganization of entities under common control, please explain to us, in detail, the common control relationship that existed among the entities both before and after the transaction.

Notes Receivable, page 39

28.   We note your disclosure that the company will periodically lend funds to various people and entities. Please tell us whether you consider lending to be a part of the company's business and, if so, expand your accounting policy footnote to include all material accounting policies related to your lending operations. In addition, please expand your disclosure and provide us with a more detailed description of your notes receivable. Your revised disclosure should include, but not be limited to, a discussion of the types of entities the company lends money to, and average repayment terms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus at 202-551-3215 or me at 202-551-3780 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director